FORM 5

9 Check box if no
longer subject to
Section 16. Form 4 or
Form 5 obligations
may continue. See
Instruction 1(b).

9 Form 3 Holdings
Reported

9 Form 4
Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol
	
	  AGRONIX, INC. "AGNI"
			6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			  X_Director __ 10% Owner
			  X_ Officer (give title below)
			Other (specify below)
			  Secretary/ Treasurer

(Last)(First)(Middle) BARNETT, PETER J.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person
(Street) 1666 W. 75th Ave. Vancouver, B.C. Canada V6P 6G2 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	__ Form Filed by More than One Reporting Person

			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned					
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	01/27/2000	P	150,000	A	$0.001	150,000	D	
COMMON STOCK	01/09/2002	J (1)	150,000	A	N/A	150,000	D	
COMMON STOCK	02/10/2000	P	128,000	A	CAD $0.50	128,000	I	
COMMON STOCK	01/09/2002	J (2)	128,000	A	N/A	128,000	I	

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts calls warrants options, convertible securities)												
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
OPTIONS	$0.50	1/28/2000	P	200,000		1/28/2000	1/28/2006	COMMON	200,000	$0.50	200,000	D	
OPTIONS	$0.50	1/09/2002	J (1)	200,000		1/09/2002	1/28/2006	COMMON	200,000	$0.50	200,000	D	

Explanation of Responses: J (1): On January 9, 2002, the Company underwent a 2:1 forward split. J (2): Includes 256,000 shares owned by family members, of which Mr. Barnett may be deemed to be the beneficial owner.

/S/ PETER J. BARNETT 2/10/2003

**Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.